Mail Stop 3561

December 7, 2007

By U.S. Mail and facsimile to (704) 382-0199

James E. Rogers
Chairman, President and Chief Executive Officer
Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202-1803

> **Re:** **Duke Energy Corporation**
> **Definitive 14A**
> **Filed April 4, 2007**
> **File No. 1-32853**

Dear Mr. Rogers:

We have reviewed your response letter dated September 20, 2007 and have the following comment. Please respond to our comment by December 21, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Short-Term Incentives, page 26

1. We note your response to comment 7 in our letter dated August 21, 2007. Please provide us a detailed analysis regarding how disclosure of each type of financial and operational targets could cause you competitive harm for 2006 and 2007. Please clarify whether disclosure of the 2007 short-term incentive plan targets is material.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: David S. Maltz (via facsimile to (704) 382-4439)
        Vice President, Legal and
          Assistant Corporate Secretary